SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2) *

E2open Parent Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

29788T 103

(CUSIP Number)

Andrew Prodromos

Deputy General Counsel and Chief Compliance Officer

Insight Partners

1114 Avenue of the Americas, 36th Floor

New York, NY 10036

(212) 230-9200

With a copy to:

Morgan D. Elwyn

Claire E. James

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 8, 2021

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight E2open Aggregator, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,555,888 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,555,888 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,555,888 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.15% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 29,555,888 shares of Class A Common Stock issuable upon the exchange of 29,555,888 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,555,888 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,555,888 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,555,888 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.15% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 29,555,888 shares of Class A Common Stock issuable upon the exchange of 29,555,888 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners IX (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,555,888 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,555,888 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,555,888 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.15% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 29,555,888 shares of Class A Common Stock issuable upon the exchange of 29,555,888 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,555,888 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,555,888 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,555,888 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.15% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 29,555,888 shares of Class A Common Stock issuable upon the exchange of 29,555,888 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,555,888 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,555,888 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,555,888 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.15% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 29,555,888 shares of Class A Common Stock issuable upon the exchange of 29,555,888 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Cayman) IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,371,108 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,371,108 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,371,108 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.73% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 5.
(2)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners (Delaware) IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,784,988(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,784,988(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,784,988(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 5.
(2)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,208,061 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,208,061 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,208,061 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.32% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 5.
(2)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,788,830 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,788,830 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,788,830 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.13% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 5.
(2)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,711,984 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,711,984 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,711,984 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.67% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 29,555,888 shares of Class A Common Stock issuable upon the exchange of 29,555,888 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Associates IX, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,711,984 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,711,984 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,711,984 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.67% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 29,555,888 shares of Class A Common Stock issuable upon the exchange of 29,555,888 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Associates Growth-Buyout Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,552,779 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,552,779 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,552,779 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.60% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 29,555,888 shares of Class A Common Stock issuable upon the exchange of 29,555,888 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,552,779 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,552,779 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,552,779 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.60% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 29,555,888 shares of Class A Common Stock issuable upon the exchange of 29,555,888 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

SCHEDULE 13D

CUSIP No. 29788T 103

1	NAMES OF REPORTING PERSONS Insight Holdings Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,708,875 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,708,875 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,708,875 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.12% (2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 29,555,888 shares of Class A Common Stock issuable upon the exchange of 29,555,888 Common Units for Class A Common Stock on a one-for-one basis.
(2)	See Item 5.
(3)	The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of all Common Units held by the Reporting Persons, but no exchange of any other Common Units. As of May 14, 2021, the Issuer had 187,051,142 shares of Class A Common Stock issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 20, 2021 and, on June 8, 2021, 8,120,367 shares of Class A Common Stock were issued by the Issuer upon the automatic conversion of outstanding shares of Series B-1 Common Stock upon the five-day volume weighted average trading price of the Class A Common Stock exceeding $13.50 per share.

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) February 16, 2021, (the “Schedule 13D”) by the Reporting Persons (as defined therein), as amended on June 1, 2021. The Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of E2open Parent Holdings, Inc., a Delaware corporation (“E2open”), whose principal executive offices are located at 9600 Great Hills Trail, Suite 300E, Austin, Texas 78759. This Amendment is being filed as a result of the outstanding Series B-1 Common Stock of the Company and the Series 1 RCUs of E2open Holdings being automatically converted, without any action by the holder, into Class A Common Stock of the Company and Common Units of E2open Holdings, respectively, on a one-for-one basis on June 8, 2021, the first day following the issuance of the Series B-1 Common Stock and the Series 1 Restricted Common Units on which the volume weighted average price of the Class A Common Stock was equal to at least $13.50 (subject to adjustment for certain events) for five consecutive trading days (collectively, the “June 2021 Conversions”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 4 of the Schedule 13D is hereby amended as follows:

(a)  and (b)

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As part of the June 2021 Conversions, 2,038,368 shares of Series B-1 Common Stock beneficially owned by the Reporting Persons were converted into 2,038,368 shares of Class A Common Stock and 2,989,422 Series 1 RCUs beneficially owned by the Reporting Persons were converted into 2,989,422 Common Units of E2open Holdings. On June 8, 2021, after giving effect to the June 2021 Conversions, the Reporting Persons beneficially owned, in the aggregate, (i) 20,152,987 shares of Class A Common Stock, (ii) 29,555,888 shares of Class V common stock, par value $0.0001 per share, of the Issuer (“Class V Common Stock”), which entitle the holder thereof to one vote per share but no economic rights, (iii) 29,555,888 Common Units of E2open Holdings, (iv) 1,223,020 shares of Series B-2 common stock, par value $0.0001 per share, of the Issuer (“Series B-2 Common Stock”) and (v) 1,793,653 Series 2 RCUs (as defined in the LLC Agreement) of E2open Holdings. Beginning on August 5, 2021, each Common Unit (along with its corresponding share of Class V Common Stock) will be exchangeable, at the option of the holder, for one share of Class A Common Stock (for which the Issuer may substitute cash at its election). Each share of Series B-2 Common Stock will convert into one share of Class A Common Stock, and each Series 2 RCU will convert into one Common Unit, (x) at such time as the 20-day VWAP of the Class A Common Stock is at least $15.00, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Issuer, (y) upon a qualifying change of control of the Issuer or (z) upon a qualifying liquidation to the extent the liquidation value, taking into account any vesting and payment of any relevant Catch-Up Payment (as defined in the LLC Agreement), would meet the $15.00 VWAP-based vesting threshold.

Each of Holdings, IVA IX Ltd., IVA GBCF Ltd., IVA IX and IVA GBCF expressly declare that this Statement shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement. IVP IX expressly declares that this filing shall not be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of all of securities owned by the Aggregator.

To the Reporting Persons’ knowledge, no shares of Class A Common Stock are beneficially owned by any Scheduled Person.

(c)	Except as described in this Statement, during the last sixty days, none of the Reporting Persons has effected any transaction involving shares of Class A Common Stock.

(d)	Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2021	INSIGHT E2OPEN AGGREGATOR, LLC

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Signatory

Dated: June 11, 2021	INSIGHT VENTURE PARTNERS IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: June 11, 2021	INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: June 11, 2021	INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: June 11, 2021	INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

By: Insight Venture Associates IX, L.P.
Its: General Partner

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: June 11, 2021	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND, L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.
Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: June 11, 2021	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (CAYMAN), L.P

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.
Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: June 11, 2021	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (DELAWARE), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.
Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: June 11, 2021	INSIGHT VENTURE PARTNERS GROWTH-BUYOUT COINVESTMENT FUND (B), L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, L.P.
Its: General Partner

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: June 11, 2021	INSIGHT VENTURE ASSOCIATES IX, L.P.

By: Insight Venture Associates IX, Ltd.
Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: June 11, 2021	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, L.P.

By: Insight Venture Associates Growth-Buyout Coinvestment, Ltd.
Its: General Partner

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: June 11, 2021	INSIGHT VENTURE ASSOCIATES IX, LTD.

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: June 11, 2021	INSIGHT VENTURE ASSOCIATES GROWTH-BUYOUT COINVESTMENT, LTD.

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Officer

Dated: June 11, 2021	INSIGHT HOLDINGS GROUP, LLC

	By:	/s/ Andrew Prodromos
	Name:	Andrew Prodromos
	Title:	Authorized Signatory